UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sprout Social, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 value per share
(Title of Class of Securities)

85209W 109
(CUSIP Number)

Justyn Russell Howard c/o Sprout Social, Inc. 131 South Dearborn St., Suite 700 Chicago, IL 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ßß240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed"for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209W 109	13D	Page 1 of 3 pages

1	Names of Reporting Persons. Justyn Russell Howard
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)[ ]
(b)[ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,848,592
	8	Shared Voting Power 335,000
	9	Sole Dispositive Power 3,599,061
	10	Shared Dispositive Power 335,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,183,592
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.7%
14	Type of Reporting Person (See Instructions) IN

Explanatory Note
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on December 27, 2020 (the "Schedule 13D"), relating to the shares of Class A common stock, par value $0.0001 value per share (the "Class A Common Stock"), of Sprout Social, Inc. (the "Issuer") beneficially owned by the Reporting Person. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.         Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 18, 2020, the Reporting Person entered into a trading plan (the "Trading Plan") pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 280,000 shares of Class A Common Stock on behalf of the Reporting Person.

CUSIP No. 85209W 109	13D	Page 2 of 3 pages

This description of the Trading Plan does not purport to be complete and is qualified in its entirety by the text of the Trading Plan, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.
Item 5.     Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) - (b)
The Reporting Person may be deemed to beneficially own 11.7% of the outstanding Class A Common Stock based on 40,411,824 Class A Common Stock outstanding as of May 4, 2020 and assuming the exchange of all shares of Class B Common Stock beneficially owned by the Reporting Person on a one-for-one basis.
The Reporting Person may be deemed to have sole voting power with respect to: (i) 1,088,326 shares of Class A Common Stock held by BRJ, (ii) 161,205 shares of Class A Common Stock held by Litani (iii) 2,793,971 and 300,000 shares of Class B Common Stock held by the JRH Revocable Trust and EEH Gift Trust, respectively, of which the Reporting Person serves as the sole trustee, and (iv) 505,090 shares of Class B Common Stock held of record by the Reporting Person. The Reporting Person may also be deemed to have sole dispositive power with respect to the foregoing shares, other than the shares of Class A Common Stock held by BRJ and Litani.
The Reporting Person may be deemed to have shared voting and dispositive power with respect to 285,000 and 50,000 shares of Class B Common Stock held by the JRH Gift Trust and EEH Revocable Trust, respectively, of which the Reporting Person’s spouse serves as the sole trustee. The Reporting Person disclaims beneficial ownership of such shares.
(c)    Except as described in Item 4, during the past 60 days the Reporting Person has not effected any transactions in the Class A Common Stock.
(d)    None.
(e)    Not applicable.
Item 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 4 above summarizes certain provisions of the Trading Plan and is incorporated herein by reference. A copy of the form of Trading Plan is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.        Materials to be Filed as Exhibits

Exhibit Number	Description
4.1	Form of Trading Plan

CUSIP No. 85209W 109	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 26, 2020

Justyn Russell Howard

By:     /s/ Heidi Jonas
Name:    Heidi Jonas
Title:    Attorney-in-fact for Justyn Russell Howard